NO ACT

PE
12-08-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001011

January 9, 2009

Received SEC
JAN 09 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-9-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 8, 2008

Dear Mr. Mueller:

This is in response to your letters dated December 8, 2008 and December 30, 2008 concerning the shareholder proposal submitted to GE by Therisa Kreilein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 26 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Therisa Kreilein

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2008

The proposal relates to options.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 30, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company; Supplemental Letter Regarding Shareowner Proposal of Therisa Kreilein*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 8, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Therisa Kreilein (the "Proponent"). The Proposal recommends that "all outstanding options are held for the life of the employee."

The No-Action Request indicated our belief that the Proposal may be excluded, among other bases, pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to substantiate her eligibility to submit the Proposal. The 14-day time period within which the Proponent was required to satisfactorily demonstrate proof of ownership in response to the Company's deficiency notice has now passed. We write supplementally to confirm that the Proponent has not provided evidence sufficiently demonstrating that the Proponent has satisfied Rule 14a-8's ownership requirements for the one-year period prior to the date the Proponent submitted the Proposal, and to reiterate our belief that the Proposal may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

As discussed in more detail in the No-Action Request, the Proponent submitted the Proposal to the Company on November 10, 2008. Although the Proponent included with the Proposal some documentary evidence of her ownership of Company securities, she did not provide evidence sufficient to demonstrate continuous ownership for the one-year period prior to her submission of the Proposal. Instead, the documentation established only that the Proponent continuously held the requisite amount of Company securities from December 12, 2003 to November 12, 2007 and from April 23, 2008 to November 7, 2008. The initial documentation did not establish the Proponent's ownership of the requisite amount of Company securities for the period between November 12, 2007 and April 23, 2008 and the period between November 7, 2008 and November 10, 2008.

Accordingly, the Company sought additional verification from the Proponent of her eligibility to submit the Proposal. Specifically, the Company sent a letter addressed to the Proponent on November 21, 2008, within 14 calendar days of receiving the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency (the "Deficiency Notice"). *See* Exhibit A. The Deficiency Notice specifically identified the manner in which the initial documentation provided by the Proponent was inadequate, and stated what the Proponent had to do to cure the deficiency. The Deficiency Notice was received by the Proponent on November 25, 2008. To satisfy the requirements of Rule 14a-8(f), the Proponent's response to the Deficiency Notice, including satisfactory proof of continuous ownership, must have been postmarked or transmitted electronically to the Company no later than December 9, 2008, which was 14 calendar days from the date the Proponent received the Deficiency Notice.

On December 8, 2008, the Company received the Proponent's response to the Deficiency Notice (the "Proponent's Response"), which was postmarked on December 3, 2008. *See* Exhibit B. The Proponent's Response included a letter from Edward Jones Investments (the "Supplemental Edward Jones Letter") stating that the Proponent held Company shares in her Edward Jones account from December 17, 2003 until the transfer of 185 shares of Company stock to Raymond James & Associates on April 23, 2008. Accordingly, the Proponent's Response demonstrates that the Proponent continuously owned the requisite amount of Company securities from December 17, 2003 to April 23, 2008, curing one of the defects in her initial demonstration of eligibility to submit the proposal. Taken together, the letters purporting to demonstrate the Proponent's ownership only establish the Proponent's continuous ownership of the requisite amount of Company securities from December 12, 2003 to November 7, 2008. However, the Proponent has failed to demonstrate that she held shares continuously from November 7, 2008 until November 10, 2008, the date the Proponent submitted the Proposal. Accordingly, the Supplemental Edward Jones Letter and the earlier letters purporting to demonstrate the Proponent's eligibility, do not demonstrate the Proponent's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company.

As discussed in more detail in the No-Action Request, the Staff has consistently permitted companies to omit shareowner proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See International Business Machines Corp.* (avail. Dec. 7, 2007) (concurring with the exclusion of a shareowner proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareowner proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareowner proposal where the proponent had held shares for two days less than the required one-year period); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002).

Consistent with the precedent cited above, the Company believes the Proposal is excludable because the Proponent has not sufficiently demonstrated that she continuously owned the requisite number of Company shares for the one-year period prior to the date she submitted the Proposal, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

We continue to believe that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish her eligibility to submit the Proposal, and in addition, that the Proposal is excludable pursuant to the additional bases set forth in the original No-Action Request. Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/kab
Enclosures

cc: Craig T. Beazer, General Electric Company
Therisa Kreilein

100570069_2.DOC

EXHIBIT A

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 21, 2008

VIA OVERNIGHT MAIL
Theriso Kreilein

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Kreilein:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 10, 2008 your shareowner proposal regarding outstanding stock options for consideration at the Company's 2009 Annual Meeting of Shareowners (the "Proposal").

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership letters submitted on your behalf do not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to GE. Specifically, the letters from Edward Jones and Raymond James attempting to verify your ownership of GE shares do not establish that you continuously owned the requisite number of shares for a period of one year as of the date that the proposal was submitted, which appears to be November 10, 2008. The proof of ownership that GE received from Edward Jones establishes ownership of the requisite number of shares from the period between December 12, 2003 until November 12, 2007, the date of the letter from Edward Jones. The proof of ownership that GE received from Raymond James establishes ownership of the requisite number of shares from April 23, 2008 until November 7, 2008, the date of the Raymond James letter. Accordingly, these letters do not demonstrate that you *continuously* owned the requisite number of shares for a period of one year as of November 10, 2008, the date that it appears the proposal was submitted.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted your letter to the Company, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT B

Therisa Kreilein

*** FISMA & OMB Memorandum M-07-16 ***

11-30-2008

Craig T. Beazer
Counsel, Corporate & Securities
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Beazer:

I have received your letter acknowledging my shareholder proposal and proof of share ownership at Edward Jones from Dec 12, 2003 to November 12, 2007, and, at Raymond James from April 23, 2008 to November 7, 2008.

Your letter mentions this proof is deficient in demonstrating ownership for a period of one year as of Nov 10, 2008 when I submitted the proposal.

Please find enclosed a written statement from Edward Jones, proof of requisite ownership from Dec 17, 2003, to April 23, 2008, and the transfer of these shares without sale to Raymond James on April 23, 2008.

Sincerely;

Therisa Kreilein

700 Maryville Centre Drive
St. Louis, MO 63141-5818
314-515-2000
www.edwardjones.com

Edward Jones®

November 21, 2008

THERISA KREILEIN LCSW, ACSW
FAMILY & INDIVIDUAL THERAPY MEDIATION
5003 N. RINKERS CREEK RD
SALEM, IN 47167

RE: Verification of Deposit

To whom it may concern:

Edward Jones is committed to helping our clients achieve their financial goals while ensuring the confidentiality and privacy of their account information. Pursuant to your request, we can confirm General electric shares were held in this account from 12/17/2003 until the transfer of 185 shares of General electric to Raymond James on 04/23/2008.

Our official account records are based on a month-end statement system, where the cutoff is the last Friday of the month for January through November. Only in December do we use the actual last day of the month. Statements are generated monthly when there has been activity in the account other than money market dividends; otherwise, only quarterly statements are generated. Although we cannot provide verification of assets as of a specific day, we can provide you with the month-end account information.

Sincerely,

DWAYNE SIMMONS
Verification of Deposit Specialist
314-515-6090(Phone)
877-409-4666(Fax)

Therisa Kreilein

*** FISMA & OMB Memorandum M-07-16 ***

7007 3020 0002 0696 1614

UNITED STATES POSTAL SERVICE

0000

06828

U.S. POSTAGE
PAID
LOUISVILLE,KY
40291
DEC 03, 08
AMOUNT

$5.32

00069107-07

RETURN RECEIPT
REQUESTED

Craig T. Beazer
Counsel, Corporate & Securities
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

X-RAYED
BY MAIL CENTER

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

<u>VIA HAND DELIVERY</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of Therisa Kreilein*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Therisa Kreilein (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal reads, "This proposal recommends that all outstanding options are held for the life of the employee."

The "Whereas" paragraphs preceding the Proposal contain a number of statements regarding management of the Company, state that "Shareholders must mandate a set of regulations that immediately eliminate the pattern of needing to acquire cash at usurious rates," refer to eliminating all of the Company's debt and conclude with the statement that:

A robust business plan for [the Company] would require:

1. All outstanding stock options held for life.
2. All pay (Management, directors, employees) limited to that of Warren Buffet's [sic] 2007 pay.
3. Elimination of all debt in five years.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish her eligibility to submit the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proponent submitted the Proposal to the Company via facsimile on November 10, 2008. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Although the Proponent included with the Proposal some documentary evidence of her ownership of Company securities, she did not provide evidence sufficient to demonstrate *continuous* ownership satisfying the requirements of Rule 14a-8(b).

Specifically, the Proponent included with the Proposal two letters purporting to demonstrate her continuous ownership of the Company's securities. The first letter, from Edward Jones Investments and dated November 12, 2007 (the "Edward Jones Letter"), stated that the Proponent purchased 165 shares of the Company's common stock on December 12, 2003 and that the Proponent held these shares continuously through November 12, 2007, the date of the Edward Jones Letter. The second letter, from Raymond James & Associates, Inc. and dated November 7, 2008 (the "Raymond James Letter"), stated that 185 shares of Company stock were transferred from Edward Jones to the Proponent's Raymond James & Associates account on April 23, 2008 and that the Proponent held these shares continuously through November 7, 2008, the date of the Raymond James Letter. Taken together, the Edward Jones Letter and the Raymond James Letter establish only that the Proponent continuously owned the requisite amount of Company securities from December 12, 2003 to November 12, 2007 and from April 23, 2008 to November 7, 2008, and do not establish that the Proponent continuously owned the requisite amount of Company securities for the one-year period prior to her submission of Proposal. Specifically, the letters do not establish the Proponent's ownership of the requisite amount of Company securities for the period between November 12, 2007 and April 23, 2008 and the period between November 7, 2008 and November 10, 2008.

Accordingly, the Company sought additional verification from the Proponent of her eligibility to submit the Proposal. Specifically, the Company sent via United States Postal Service a letter addressed to the Proponent on November 21, 2008, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice informed the Proponent that the Edward Jones Letter and the Raymond James Letter did not demonstrate that the Proponent *continuously* owned the requisite number of Company securities for a period of one year as of the date the Proposal was submitted, as required under Rule 14a-8, and further stated:

> To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you *continuously* held the requisite number of Company shares for at least one year; or
>
> - if you have filed with the [Commission] a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

United States Postal Service tracking records indicate that the Deficiency Notice was received by the Proponent at 12:48 p.m. on November 25, 2008. *See* Exhibit C. To satisfy the requirements of Rule 14a-8(f), the Proponent's response to the Deficiency Notice, which must include satisfactory proof of continuous ownership, must be postmarked or transmitted electronically to the Company no later than December 9, 2008, which is 14 calendar days from the date the Proponent received the Deficiency Notice. To date, the Proponent has not responded to the Deficiency Notice. We will supplement this letter after the 14 days have passed to confirm to the Staff whether the Company received a response to the Deficiency Notice.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponent must provide evidence of her continuous ownership of the requisite amount of Company shares for at least one year;
- that the Company's stock records did not indicate that the Proponent was the record owner of the requisite amount of Company shares;
- the type of documentation necessary to demonstrate the Proponent's continuous ownership under Rule 14a-8(b);
- that the Proponent must reply to the Deficiency Notice no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

The ownership information provided by the Proponent fails to meet the requirements set out in Rule 14a-8(b)(1) to substantiate that the Proponent is eligible to submit the Proposal. Specifically, the Edward Jones Letter and the Raymond James Letter do not demonstrate the Proponent's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company.

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareowner proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareowner failed to specifically establish that the shareowner held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a shareowner proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring in the exclusion of a shareowner proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareowner proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareowner's eligibility under Rule 14a-8(b) to submit a shareowner proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareowner proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 12, 2007), the Staff concurred with the exclusion of a shareowner proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also*, *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareowner proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *AutoNation, Inc.* (avail. Mar. 14, 2003) (concurring with the exclusion of a shareowner proposal where the proponent had held shares for two days less than the required one-year period); *Gap, Inc.* (avail. March 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that she continuously owned the requisite number of Company shares for the one-year period prior to the date she submitted the Proposal, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

As stated above, the Proposal reads, "This proposal recommends that all outstanding options are held for the life of the employee." However, this language in itself is vague. First, it is unclear whether the "proposal" represents a recommendation that the Company take some action with respect to all outstanding options or instead represents a general statement of investor sentiment addressed to the Company's option-holders. In addition, it is unclear what it would mean for an option to purchase Company stock to be "held for life." That is, it could mean that all stock options owned by employees (which options typically have a ten year maximum term) would have to be held as options and could never be exercised, or it could mean that the options should be amended to provide a term that extends as long as an employee's life. The statement in context also is vague, in that an earlier reference in the supporting statement to holding stock options for life is only one element of a three-pronged "robust business plan" addressed in the supporting statement.

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has applied this long line of precedent to shareowner proposals concerning compensation practices (including the use of stock options) and has regularly concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Otter Tail Corp.* (avail. Jan. 12, 2004), the Staff allowed the exclusion of a proposal that would have changed "future executive salary and stock option plans . . . to limit any benefits for either salary or stock options for 5 years," but failed to define certain terms or to address the scope and methods of implementing such changes. Likewise, in *Eastman Kodak Co.* (*Kuklo*) (avail. Mar. 3, 2003), the Staff allowed the exclusion of a proposal that would have capped executive salaries at $1 million "to include bonus, perks [and] stock options," but gave no indication of how options were to be valued and failed to define various terms or otherwise provide guidance on implementation of the proposal. *See also General Electric Co.* (*Newby*) (avail. Feb. 5, 2003) (allowing exclusion of a proposal requiring shareowner approval for "all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *General Electric Co.* (avail. Jan. 23, 2003) (allowing exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors.").

In *International Business Machines Corp.* (avail. Feb. 2, 2005), the proposal at issue urged that "the officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" when the change occurred. IBM argued that there were at least three different ways to interpret the proposal, with each interpretation giving rise to different results, but IBM had "no way to interpret the intent of the [p]roponent with any degree of certainty, and such intent [could not] be gleaned anywhere from the language of the [p]roposal or the preamble thereto." The Staff concurred with IBM's view that the proposal could be excluded under Rule 14a-8(i)(3), as vague and indefinite.

The Proposal here fails to define or even address what it would mean to require a stock option to be "held for life." The Proposal does not provide guidance for implementing such a request, such as whether amendments or changes to existing compensation agreements or plans would be necessary, or how these changes would intersect with the Proponent's envisioned "robust business plan." Additionally, the "Whereas" paragraphs preceding the Proposal are rambling and appear to be generally irrelevant to the subject matter of the Proposal. In short, neither the Company's shareowners nor its Board of Directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Similar to the Staff's findings on numerous occasions, the Company's shareowners "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *The Boeing Corp.* (avail. Feb. 10, 2004); *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareowners "would not know with any certainty what they are voting either for or against."). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations (Employee Compensation).

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) ("1998 Release"). In the 1998 Release, the Commission noted that one of the central considerations underlying this policy is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. For the reasons discussed below, we believe that the Proposal is excludable under

Rule 14a-8(i)(7) because the Proposal relates to employee compensation, which implicates the Company's ordinary business operations.

The main thrust of the Proposal appears to be the Proposal's final sentence, asking that all outstanding stock options "be held for the life of the employee." The Company has options outstanding under a number of equity compensation plans. Currently, options granted by the Company are held by senior executive officers and directors as well as a large number of employees who are neither executive officers nor directors of the Company. Thus, the Company uses stock options to compensate the Company's general workforce as well as the Company's senior executive officers and directors, and any recommendation or action with respect to outstanding options would affect the compensation of executive and non-executive employees alike.

A proposal seeking to set terms of stock options applicable to all employees falls within the scope of general compensation matters, and the proposal may be excluded on that basis. The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. 1998 Release. In addition, Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A") clearly sets forth the Staff's bright-line analysis of proposals dealing with equity or cash compensation, stating, "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on [R]ule 14a-8(i)(7) . . . ."

The Staff has consistently applied this view by taking the position that shareowner proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). In a number of these precedents, the proposal – like the Proposal here – was aimed at the terms of equity compensation granted to employees. *See, e.g., Pfizer Inc.* (avail. Jan. 29, 2007) (allowing exclusion of a proposal requesting that the board cease to grant stock options to any employees); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a request that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees); *Sempra Energy* (avail. Mar. 5, 2003, Dec. 19, 2002 and Jan. 30, 2001) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring with exclusion of a proposal seeking to amend the exercise price, vesting and other terms of ConAgra's employee stock option plan).

The Proposal expressly states that it would apply to all stock options held by employees. Because the Proposal's discussion of compensation does not exclusively address executive compensation, the Proposal does not raise the kind of significant social policy issue related to executive compensation contemplated by the Staff under this exception. *See Reliant Resources, Inc.*, (avail. Mar. 18, 2004) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) requesting a change in an executive compensation policy but not limited to addressing executive compensation). The Proposal is therefore not exempt from exclusion under Rule 14a-8(i)(7).

While the Staff has permitted a proponent to modify a proposal to clarify whether it focuses on executive compensation where "it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation . . . .," SLB 14, the Proposal is perfectly clear in its focus on "all outstanding options" being held for the life "of the employee." Immediately before this language, the supporting statement likewise makes no attempt to separately address compensation of executives from other employees, but rather groups "Management, directors, employees" together into one group. Thus, consistent with the Staff's precedent, the Proposal should be excluded under Rule 14a-8(i)(7) because it specifically addresses general compensation matters.

To the extent that the Proposal is viewed as encompassing the implementation of a specific "robust business plan," the Proposal states that such a plan would require that "all pay" of Company employees be limited to the "2007 pay" of Warren Buffett. As with the language in the Proposal addressing "all outstanding options," this language likewise addresses general compensation policies applicable to non-executive employees. By limiting any individual employee's compensation to that of Warren Buffett in 2007, this language also implicates ordinary business matters. Thus, under the policy set forth in SLB 14A, *supra*, this language, if viewed as part of the Proposal, also results in it being excludable under Rule 14a-8(i)(7) because it specifically addresses general compensation matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/als
Enclosures

cc: Craig T. Beazer, General Electric Company
Therisa Kreilein

100557500_5.DOC

EXHIBIT A

F-1-203-373-2523

Brackett B. Denniston III
Secretary, General Electric Company
3135 Easton Turnpike
Fairfeild, Connecticut 06828

*** FISMA & OMB Memorandum M-07-16 ***

I Therisa Kreilein or my representative Myron Kreilein would like to present the attached shareholder proposal at the annual GE 2009 shareholders meeting. I intend to hold my GE stock beyond the day of the shareholders meeting. If you (GE) choose to correspond, please send any correspondence relating to this proposal to the P.O. box mentioned above by regular mail so as not to present an inconvenience to me during normal working hours.

Thanks and best regards

-Therisa Kreilien

Therisa Kreilein

Whereas;

According to the book "All The Money In The World..." GE reported 90% earnings growth for the years 1996 - 2001 by under funding its insurance reserves. Had the insurance reserves been correctly funded, earnings would have grown less than 6%. Following 2000, GE added ten billion to the insurance reserves to meet its obligations, more then the net income for 1998. This enabled shareholders "in the know" as former CEO Jack Welch to appear on the Forbes 400 list. Jeff Immelt cashed in many millions also because of temporary unsustainable valuation. Years later GE valuation dropped to nearly one third of 2000 levels. This was in part because GE funded the insurance reserves at the expense of net earnings following the timely sale of stock by Jack and Jeff. Laws and regulations do not prevent GE from cooking the books fot much of its earnings and evading disclosure.

Today's economy is exciting for those who are debt free on their homes and businesses, and have cash to spare. Berkshire Hathaway loans money to GE at usurious rates in a preferred status instead of purchasing our open market shares at one third of 2000 levels. Basic equities prudence is to invest with money not needed for five or more years. GE's purchases of stock paying $40.00 to $60.00, then diluting at approximately half to one third of this price has been termed as smart, prudent, long term planning. This illuminates how management has come to believe their own very stupid lies. The combined insight of management, board, and officers did not prevent the need for GE to complete such devastating margin calls. Management failed to acknowledge this as the biggest blunder in the history of GE, and has not published any corrective action plan. Managements own ownership of shares is by itself no more guarantee of prudent leadership than someone foreclosing on their home from excessive leverage. Examples of Gutenberg's printing press leading him to bankruptcy, serve to illustrate that well meaning, talented and useful contributions can go awry financially. Shareholders must mandate a set of regulations that immediately eliminate the pattern of needing to acquire cash at usurious rates. As GE has committed to returning one half of net earnings as dividends, the remaining earnings could be divided equally to be invested in share repurchases, acquisitions, total market index fund, and cash investments. This business model would in all likelihood survive any future economic condition once it has eliminated all its debt. Eliminating all of GE's debt, may show a temporary decline in earnings. This however may improve valuation as our PE ratio was 60 when the public believed reported earnings numbers. A robust business plan for GE would require:

1) All outstanding stock options held for life.
2) All pay (Management, directors, employees) limited to that of Warren Buffet's 2007 pay.
3) Elimination of all debt in five years.

This proposal recommends that all outstanding options are held for the life of the employee.

RAYMOND JAMES

Jamey Sullivan
Senior Vice President, Investments
Jamey.Sullivan@RaymondJames.com

Re: Therisa Kreilein GE Stock

Date: November 7, 2008

To Whom It May Concern:

This letter is to verify that Thresia Kreilein has and continues to own 185 shares of GE stock as of November 7, 2008. The GE stock on April 23, 2008 was transferred from Edward Jones to her Raymond James & Associates account, with James M Sullivan as Financial Investor.

Please accept this letter as verification of ownership of the General Electric stock as per requested by Therisa Kreilein the Raymond James & Associate account owner.

Sincerely,

James M Sullivan
Senior Vice President, Investments
242 State Rd 60 E
PO Box 219
Mitchell, IN 47446
(812)849-2670

Edward Jones
17 North Side Of Public Square
Salem, IN 47167
(812) 883-4757

Randy Pepmeier
Investment Representative

EdwardJones

November 12, 2007

Edward D. Jones & Co. Custodian
FBO Therisa Kreilein

ATTN: Myron Kreilein

On 12/12/2003 Therisa Kreilein purchased 165 shares of General Electric Common Stock. These shares were held continuously and never sold since 12/12/2003.

Today her General Electric Common Stock is equal to 183.44089 shares which are being held in her IRA account at Edward Jones.

Please accept this letter as confirmation of her General Electric holdings as we have been requested by the account owner to furnish this information to you.

Randy Pepmeier
Edward Jones Investments
P.O. Box 372
Salem, IN 47167
812-883-4757

EXHIBIT B

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 21, 2008

VIA OVERNIGHT MAIL
Therisa Kreilein

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Kreilein:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 10, 2008 your shareowner proposal regarding outstanding stock options for consideration at the Company's 2009 Annual Meeting of Shareowners (the "Proposal").

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership letters submitted on your behalf do not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to GE. Specifically, the letters from Edward Jones and Raymond James attempting to verify your ownership of GE shares do not establish that you continuously owned the requisite number of shares for a period of one year as of the date that the proposal was submitted, which appears to be November 10, 2008. The proof of ownership that GE received from Edward Jones establishes ownership of the requisite number of shares from the period between December 12, 2003 until November 12, 2007, the date of the letter from Edward Jones. The proof of ownership that GE received from Raymond James establishes ownership of the requisite number of shares from April 23, 2008 until November 7, 2008, the date of the Raymond James letter. Accordingly, these letters do not demonstrate that you *continuously* owned the requisite number of shares for a period of one year as of November 10, 2008, the date that it appears the proposal was submitted.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted your letter to the Company, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

END